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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                Commission File Number: 1-11956

(Check one)

[x]   Form 10-K                          [_]   Transition Report on Form 10-K
[_]   Form 20-F                          [_]   Transition Report on Form 20-F
[_]   Form 11-K                          [_]   Transition Report on Form 11-K
[_]   Form 10-Q                          [_]   Transition Report on Form 10-Q
[_]   Form N-SAR                         [_]   Transition Report on Form N-SAR


For Period Ended: December 31, 1997      For the Transition Period Ended:
                                                                         -------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION


                           HEARTLAND TECHNOLOGY, INC.
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                            (Full Name of Registrant)


                             MILWAUKEE LAND COMPANY
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                          (Former Name, if Applicable)


                           547 WEST JACKSON BOULEVARD
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            Address of Principal Executive Office (Street and Number)


                            CHICAGO, ILLINOIS, 60661
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                            City, State and Zip Code




NYFS08...:\65\63765\0003\2286\12B3308U.100
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                        PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereon will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable


                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
                          SEE ANNEX A ATTACHED HERETO.



                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          LEON F. FIORENTINO                          312-294-0440
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                 Name                              (Telephone Number
                                                  including Area Code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [x] Yes           [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [x] Yes           [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SEE ANNEX A ATTACHED HERETO.



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                           HEARTLAND TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1998                     By: Leon F. Fiorentino
      -----------------                      -----------------------------
                                             Leon F. Fiorentino
                                             Vice President - Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                                                      ANNEX A

PART III - NARRATIVE

            Heartland Technology, Inc., formerly known as Milwaukee Land Company (the "Registrant"), had been a closed-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") from March 1988 until December 31, 1997. The Registrant has encountered delays in preparing its Annual Report on Form 10-K for the fiscal period ended December 31, 1997, because of the deregistration of the Registrant effective December 31, 1997, under the 1940 Act, following the Registrant's acquisition of substantially all of the assets and certain liabilities of PG Design Electronics, Inc. The deregistration and acquisition affects the presentation of the Registrant's financial statements for the fiscal year ended December 31, 1997. For example, the accounting principles have changed from the fair value accounting basis used for investment companies to a historical cost basis for operating companies in accordance with generally accepted accounting principles. As a result, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal period ended December 31, 1997, without unreasonable effort and expense.


PART IV - OTHER INFORMATION

      (3) The results of operations from the corresponding period for the last fiscal year are not comparable for the reasons set forth above in the response to Part III - Narrative.




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